Portage Fintech Acquisition Corporation

280 Park Avenue, 3rd Floor

New York, NY 10017

July 16, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Timothy Collins

Laura Nicholson

Re:	Portage Fintech Acquisition Corporation Registration Statement on Form S-1 File No. 333-257185

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Portage Fintech Acquisition Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on July 20, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Debbie Yee, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3630, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Ajay Chowdhery
Ajay Chowdhery
Chief Financial Officer and Chief Operating Officer